EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Wolverine Tube, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-141815) on Form S-1 of Wolverine Tube, Inc. and subsidiaries of our report dated June 10, 2009, with respect to the consolidated balance sheets of Wolverine Tube, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for the years then ended, and the related financial statement schedule, which report appears in the December 31, 2008, Annual Report on Form 10-K of Wolverine Tube, Inc.

Our report contains an explanatory paragraph that states that the Company does not currently have additional borrowing capacity and future funding requirements with respect to its liquidity requirements could vary materially from the Company’s current estimates, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Birmingham, Alabama
June 10, 2009

3.	Correction of Prior Period Errors

This Form 10-K includes immaterial corrections for the year ended December 31, 2007 consolidated financial statements for errors in inventory and foreign currency.

The tables below reflect the revisions to the impacted accounts for the immaterial corrections to the Company’s previously filed financial statements included in its Form 10-K for the year ended December 31, 2007. In order to reconcile to the consolidated financial statements herein, amounts which reflect reclassifications for discontinued operations occurring in 2008 have been displayed as discontinued operations in the table below (see Note 7, Discontinued Operations, for details).

Consolidated Statements of Operations

(In thousands)	As reported	Adjustment	Discontinued Operations	As revised
Cost of goods sold	1,165,083	2,096	(206,362)	960,817
Other, net	2,605	(899)	(467)	1,239
Net loss	97,030	1,197	—	98,227

Consolidated Balance Sheets

(In thousands)	As reported	As revised
Accounts receivable, net	$107,375	$108,398
Inventory*	110,768	104,742
Accumulated deficit	$(94,187)	$(95,998)
Accumulated other comprehensive income, net of tax	15,872	15,996

*	Includes reclassification of $3.3 million of critical spares from inventory to fixed assets

Consolidated Statements of Cash Flows

(In thousands)	For the twelve months ended December 31, 2007 (as reported)	Adjustment	Discontinued operations	For the twelve months ended December 31, 2007 (as revised)
Income (loss) from continuing operations	$(71,673)	$(1,197)	$(3,774)	$(76,644)
Net loss	(97,030)	(1,197)	—	(98,227)

Changes in operating assets and liabilities:
Accounts receivable, net	(8,504)	(1,023)	7,952	(1,575)
Inventories	(1,309)	1,168	1,540	1,399

Such adjustments have also been corrected in our Note 30, Consolidating Financial Information.

14.	Financing Arrangements and Debt

Long-term debt consists of the following at December 31:

(In thousands)	2008	2007
Senior Notes, 7.375%, due August 2008	$—	$136,750
Discount on 7.375% Senior Notes	—	(17)
Senior Notes, 10.5%, due April 2009	99,400	99,400
Discount on 10.5% Senior Notes	(44)	(214)
Senior Exchange Notes, 10.5%, due March 2009	38,300	—
Other foreign subsidiaries	—	1,017
Capitalized leases	14	24

Total debt	137,670	236,960
Less short-term borrowings	(19,759)	(90,939)

Total long-term debt	$117,911	$146,021